LETTER TO SHAREHOLDERS

On behalf of Endeavour’s Management Team and Board of Directors, I am pleased to provide you with this annual review of Endeavour Silver Corp. for 2011 and our outlook for 2012.

The silver price had a spectacular run in 2011, up 74% to an average of $35.12 per oz, partly as a result of the European sovereign debt crisis, and partly due to speculative short covering which resulted in some “irrational exuberance” in the market. Notwithstanding the correction down to $26 per oz, silver bounced back to the $30‐37 range in early 2012 and it probably has to spend some time consolidating this range before it once again moves forward.

2011 was another year of record financial and operating performance for Endeavour thanks to both the silver price and growing production and as a result, the Company has never been in a better financial position. We finished last year with US$18.8 million in net earnings ($32.4 adjusted earnings), more than US$142 million in working capital and no debt.

Revenues were up for the sixth consecutive year to $128 million, silver production rose for the seventh consecutive year to 3.7 million oz, and combined reserves and resources increased for the seventh consecutive year to 121 million oz of silver and equivalents. Cash costs fell to US$5.08 per oz and profit margins rose for the fourth year in a row to $30.53 per oz, making Endeavour a leader in the junior silver mining sector.

Note: In Q4, 2011, Endeavour elected not to sell a significant portion of its metal production on the basis that the gold and silver prices were experiencing a major correction and the Company would be better served to hold the unsold metal in inventory until such time as he metal prices rebounded. Accordingly, the following year‐end financial results do not reflect the sale of full 2011 metal production. Metal prices did rebound in Q1, 2012 and management subsequently sold most of the metal held in inventory at prices significantly higher than the December pries.

Silver production was relatively flat in the first two quarters of 2011, as management focused primarily on the capital expansion programs at the two operating mines. As a result of completing the 2011 capital projects, mill throughput rose 30% from 142,000 tonnes in Q1 to 184,000 tonnes in Q4, and cash operating costs fell 22% from US$5.77 per oz in H1 to US$4.48 per oz silver in H2.

The main capital expansion program last year was at Guanajuato where over 6.8 kilometers of mine development were completed, including the access ramp at the new Lucero South mine, and the plant was expanded from 600 to 1,600 tonnes per day, on time and under budget, with the installation of new 1,000 tonne per day grinding and flotation circuits. At Guanacevi, capital expenditures focused on completing over 6.7 kilometers of mine development, including the Porvenir Norte, Porvenir Dos, Porvenir Cuatro and Santa Cruz mine access ramps.

Reserves increased 25% due to the Company’s accelerated mine development programs and resources expanded once again to record highs last year, thanks to exploration successes at Guanacevi, Guanajuato and Parral. In 2011, Endeavour's exploration programs once again delivered some exciting new high grade, silver‐gold vein discoveries, which were included in the 2011 year‐end NI 43‐101 reserve/resource estimate. Endeavour completed a $15 million exploration program last year and drilled 71,440 meters (234,000 feet) in 315 drill holes to test multiple exploration targets in four separate mining districts.

Endeavour drilled 32,000 meters in 115 holes at Guanajuato, mainly in the Bolanitos mine area, to successfully extend the high grade silver‐gold mineralized zones within each of the Lucero, Karina, Fernanda and Daniela veins (latest drill results below) to several hundred meters long by 200 meters deep. All four veins are higher grade than the current reserves and resources at Guanajuato and the Daniela vein in particular appears to be thicker, has higher gold grades and is still open along strike to the northwest.

High grade silver‐gold mineralized zones were also discovered in two new veins, La Joya (new drill results below) and Belen, which are sub‐parallel to and east of the Daniela vein. Two drill rigs are working full time to extend these mineralized zones and several compelling new vein targets will be drilled elsewhere on the Guanajuato properties this year.

Endeavour drilled 16,800 meters in 61 holes at Guanacevi, mainly in the San Pedro area, and made a new discovery in the Milache area (new drill results below) along the Santa Cruz vein to the northwest of the Company's Porvenir Cuatro mine. The nature and grade of mineralization at Milache is very similar to the other five discoveries along the Santa Cruz vein that Endeavour has developed into mines at Guanacevi since 2004. Underground drilling also continued to expand the mineralization at depth in the Porvenir Norte mine, Endeavour's largest operating mine in the Guanacevi district.

Exploration drilling in the San Pedro area at the north end of the Guanacevi district continued to return encouraging drill results from a number of recently discovered mineralized zones on historic mine properties such as Santa Isabel and El Soto.

The Company also expanded its property holdings in the district of Guanacevi by acquiring the La Brisa properties (2,967 hectares), located approximately 10 kilometers southeast of the mine, and the El Cambio properties (37 hectares) located in the San Pedro area. Phase 1 drilling on the La Brisa concessions commenced late last year.

Endeavour drilled 7,700 meters in 36 holes at San Sebastian to test the Los Negros, Animas, Tajo, Real and Quiteria veins (new drill results below) for their ore potential. Five new, moderate grade silver‐gold mineralized zones were outlined, many remain open for continued exploration, and there are several veins yet to be drilled.

In 2011, Endeavour received a revised resource estimate for the Parral project that included an indicated 1.631 million tonnes grading 9 gpt silver, 0.9 gpt gold, 2.87% lead and 2.86% zinc, and an inferred 1.303 million tonnes grading 63 gpt silver, 0.9 gpt gold, 2.55% lead and 2.28% zinc (see Parral resource estimate on website).

Last year, the Company acquired options to purchase the La Presidenta and Lomas Bayas properties in the Copiapo region of northern Chile. Endeavour drilled 15,000 meters in 103 reverse circulation holes at these properties to test their bulk tonnage, low grade, open pit ore potential. The Company outlined a small potential resource at Lomas Bayas but the results were generally disappointing so the Company droped the property options and will now focus on generating new silver opportunities in Chile.

Endeavour continued to “raise the bar” last year in our safety, environmental and community sustainability programs. We increased the employee safety bonus and expanded regular safety, mine rescue and community emergency training, and reduced lost time accidents by 36% to 7 in 2011. As a result, Endeavor, placed 2nd out of 20 teams in First Aid & 3rd out of 27 teams in Mine Rescue at recent Mexico National Mine Safety Competition and was awarded two “Cascos de Plata” safety awards at the national Mexican mining conference in October.

In addition to continuing our support of and donations to the local communities for special events, sports teams and school activities, Endeavour also expanded its scholarship program, sponsoring 21 children from the Guanacevi area (8 elementary, 6 junior high, 4 high school, 3 university) and 20 from the Guanajuato area (8 elementary, 7 junior high, 3 high school, 2 university). We also initiated courses for mining skills training, and eight women graduated from our new “scoop‐tram” school, five of whom are now employees of Endeavour!

In 2012, management is forecasting Endeavour’s eighth consecutive year of organic silver production growth by expanding the Guanajuato mine from 1000 up to 1600 tonnes per day and the Guanacevi mine from 1000 tpd to 1200 tpd. Cash costs are expected to rise into the mid‐high $5 per oz range and if we assume a US$30 per oz average silver price in 2011, our mine operating profit margin will be around $24 per oz – still amongst the best in the industry.

Similar to 2011, the first two quarters of silver production in 2012 are scheduled to be relatively flat, as we focus on mine development and plant expansion capital programs. Silver production is expected to rise again in the third quarter, when the mine expansion at Guanajuato nears completion. The 1600 tpd Guanajuato plant capacity should be met with increased production from the Bolañitos and Lucero veins and development ore from our recent discoveries of the Daniela, Karina and Fernanda veins.

In 2012, Endeavour anticipates its financial performance will continue to improve, reflecting the current robust silver and gold prices and another increase in the Company's precious metal production. Industry‐wide inflationary pressures on operating costs in the short term should be largely offset by the new economies of scale attained primarily at the Guanajuato operations and partly at the Guanacevi operations as a result of recent and ongoing mine expansion and optimizations.

As a result of recent exploration successes at Guanajuato and Guanacevi, the Company has initiated a 60% expansion of mine production at Guanajuato from the current 1,000 tpd output to the 1,600 tpd plant capacity gradually over 202. At Guanacevi, a 20% mine and plant expansion are planned to increase throughput to 1,200 tpd at Guanacevi by completing certain capital projects started in 2011 and optimizing the fine crushing, ore conveyors, fine ore bin and concentrate handling circuits in the plant.

These expansions should facilitate the 8th consecutive year of production growth for the Company. Silver production is forecast to rise 16% in 2012 to 4.3 million oz and gold production is anticipated to increase 24% to 26,000 oz (5.6 million oz of silver equivalent production at the current silver:gold ratio of approximately 50:1). Modest quarterly increases in silver and gold production are anticipated in the first half of 2012 as management focuses on mie development, plant optimization, and other capital programs. However, metal production is expected to accelerate in the second half of 2012 as the capital programs gain traction.

The Company has set a $42.5 million capital budget for 2012, which will be funded from the current cash balance and operating cash flow.

Cash costs (net of by‐product credits) are expected rise into the $5.50 to $6.00 per oz range as a result of industry‐wide rising cost pressures. We expect the cost inflation to be largely offset by the rising gold credits and achieving economies of scale with the higher lant throughputs. Assuming a base case of $30 silver and $1500 gold, Endeavour anticipates its operating profit margin will exceed $24 per silver oz in 2012.

In 2012, Endeavour plans an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active plus any new districts the Company may acquire during the year.

The first priorities will be to follow up the new discoveries made near Endeavour's two mining operations such as the Milache prospect at Guanacevi and the La Joya prospect at Guanajuato and to continue the search for new prospective targets within those two districts. Management is confident that the potential to discover and develop new silver‐gold resources at both Guanacevi and Guanajuato remains high.

Endeavour will also continue surface exploration drilling on the San Sebastian properties to extend the known mineralized zones and test new targets. Several new properties were evaluated in Mexico last year and the Company anticipates the acquisition of some new, district scale exploration projects in both Mexico and Chile in 2012.

As always, I would like to thank you, our shareholders, as well as all of our dedicated employees, for your ongoing support of the Company. This year is shaping up to be our best year ever!

Sincerely yours,

“Bradford Cooke”

Bradford Cooke
Chairman and CEO